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                             YTB INTERNATIONAL, INC

                                 August 26, 2005
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.  20549

Re:      YTB International, Inc  (the "Company")
         Pre-Effective Amendment No. 4 to the Form SB-2
         File No. 333-122936

Dear Examiner:

         As reflected in the attached letter prepared and filed pursuant to SEC Rule 461, the Company has requested acceleration for the above referenced Registration Statement for Tuesday, August 30, 2005 at 2PM or as soon as practicable thereafter. In conjunction with that request, the staff's August 23, 2005 comment letter acknowledging the following:

     (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the Form SB-2 Registration Statement effective, we understand that does not foreclose the Commission from taking any action with respect to the filing;
     (2) Any action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Form SB-2, any amendments and/or the associated Prospectus; and
     (3) The Company specifically acknowledges that it will not assert this action by the Commission as a defense in any proceeding that might be initiated by the Commission or any person under the federal securities laws of the United States.

Thank you, in advance, for your assistance and cooperation. Should you require any further information or have any questions, please feel free to call our corporate and securities counsel, Carl N Duncan, or me.


                                         Very truly yours,

                                         /s/ Carl Duncan

                                         Carl N. Duncan

Enclosure
                 560 Sylvan Avenue - Englewood Cliffs - NJ 07632
                Tel: (201) 567-8500 Ext. 22 - Fax: (201) 567-3265
                              mbrent@rezconnect.com
                             NASDAQ: [otcbb] YTBL.0B